Filed by Crescent Capital BDC, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: First Eagle Alternative Capital BDC, Inc.

File No. of Related Registration Statement: 333-268153

On November 10, 2022, Crescent Capital BDC, Inc. (“Crescent BDC,” “CCAP” or the “Company”) held a conference call to discuss CCAP’s financial results for the quarter ended September 30, 2022. The conference call contained information regarding the Proposed Transaction (the “Proposed Transaction”) contemplated by the Agreement and Plan of Merger (the “Merger Agreement”) by and among First Eagle Alternative Capital BDC, Inc., a Delaware corporation (“First Eagle BDC” or “FCRD”), Echelon Acquisition Sub, Inc., a Delaware corporation and a direct wholly-owned subsidiary of Crescent BDC, Echelon Acquisition Sub LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of Crescent BDC, and Crescent Cap Advisors, LLC, a Delaware limited liability company and the external investment adviser to Crescent BDC (“CCAP Advisor”). The following are excerpts from the transcript of CCAP’s November 10, 2022 conference call discussing the Proposed Transaction.

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HENRY CHUNG:

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Before I turn it over to Gerhard to discuss our results in more detail, I wanted to spend a minute on our announced acquisition of First Eagle BDC. On the public call we hosted in early October, we reviewed the strategic merits of the transaction, including expected net investment income accretion, improved portfolio positioning, enhanced scale and investment capacity. First Eagle reported their third quarter results earlier this week, and with 84% of their book invested in senior secured first lien loans, 93% sponsor-backed and 97% floating rate debt investments, we continue to believe that we are adding a highly complementary portfolio to CCAP. We continue to work in close conjunction with the First Eagle team, particularly as it relates to non-core investments that represented 9% of the First Eagle portfolio as of September 30, or approximately 2% of the pro forma combined CCAP portfolio, that we believe will provide opportunities for near term rotation into directly originated, first lien investments.

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Forward-Looking Statements

This communication contains “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the Proposed Transaction between CCAP and FCRD pursuant to the Merger Agreement dated October 3, 2022, by and among CCAP, FCRD, CCAP Advisor and two wholly-owned subsidiaries of CCAP. All statements, other than historical facts, including statements regarding the expected timing of the closing of the Proposed Transaction; the ability of the parties to complete the Proposed Transaction considering the various closing conditions; the expected benefits of the Proposed Transaction such as improved operations, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of the combined company following completion of the Proposed Transaction; and any assumptions underlying any of the foregoing, are forward-looking statements. Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “project,” “predict,” “continue,” “target” or other similar words or expressions. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Proposed Transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of FCRD may not be obtained; (2) the risk that the mergers or other transactions contemplated by the Merger Agreement may not be completed in the time frame expected by CCAP and FCRD or at all; (3) unexpected costs, charges or expenses resulting from the Proposed Transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the Proposed Transaction; (5) uncertainty with respect to the trading levels of shares of the combined company’s common stock on NASDAQ; (6) failure to realize the anticipated benefits of the Proposed Transaction, including as a result of delay in completing the Proposed Transaction or integrating the businesses of CCAP and FCRD; (7) the ability of the combined company to implement its business strategy; (8) difficulties and delays in achieving synergies and cost savings of the combined company; (9) inability to retain and hire key personnel; (10) the occurrence of any event that could give rise to termination of the Merger Agreement; (11) the risk that stockholder litigation in connection with the Proposed Transaction may affect the timing or occurrence of the contemplated merger or result in significant costs of defense, indemnification and liability; (12) evolving legal, regulatory and tax regimes; (13) changes in laws or regulations or interpretations of current laws and regulations that would impact CCAP’s classification as a business development company; and (14) changes in general economic and/or industry specific conditions. Some of these factors are enumerated in the filings CCAP and FCRD have made with the Securities and Exchange Commission (the “SEC”), and are contained or will be contained in the materials CCAP and FCRD have filed or will file with the SEC in connection with the Proposed Transaction under the Merger Agreement, including CCAP’s registration statement on Form N-14, filed with the SEC on November 4, 2022 (as may be amended, the “Registration Statement”), which includes FCRD’s preliminary proxy statement on Schedule 14A that also constitutes a preliminary prospectus of CCAP (as may be amended, the “Preliminary Proxy Statement/Prospectus”).

The inclusion of forward-looking statements should not be regarded as a representation that any plans, estimates or expectations will be achieved. Any forward-looking statements speak only as of the date of this communication. Except as required by federal securities laws, neither CCAP nor FCRD undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information or development, future events or otherwise. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information and Where to Find It

This communication relates to the Proposed Transaction involving CCAP and FCRD, along with related proposals for which FCRD stockholder approval will be sought (the “Proposals”). In connection with the Proposed Transaction, including the Proposals, CCAP and FCRD, as applicable, has filed or will file relevant materials with the SEC, including the Registration Statement and the Preliminary Proxy Statement/Prospectus. The Registration Statement and Preliminary Proxy Statement/Prospectus each contains important information about CCAP, FCRD, the Proposed Transaction, the Proposals and related matters. The Registration Statement has not yet become effective. After the Registration Statement is declared effective by the SEC, a definitive proxy statement/prospectus (the “Definitive Proxy Statement/Prospectus”) will be mailed to the security holders of FCRD. INVESTORS AND SECURITY HOLDERS OF FCRD ARE URGED TO READ THE REGISTRATION STATEMENT AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CCAP, FCRD, THE PROPOSED TRANSACTION, THE PROPOSALS AND RELATED MATTERS. Investors and security holders will be able to obtain the Registration Statement, the

Preliminary Proxy Statement/Prospectus and other documents filed with the SEC by CCAP or FCRD, as applicable, free of charge, from the SEC’s website at www.sec.gov or, for documents filed by CCAP, from CCAP’s website at https://www.crescentbdc.com and for documents filed by FCRD, from FCRD’s website at www.firsteagle.com/FEACBDC. Investors and security holders may also obtain free copies of the Registration Statement, the Preliminary Proxy Statement/Prospectus and other documents filed with the SEC from CCAP by contacting CCAP’s Investor Relations Department at bdcir@crescentcap.com or from FCRD by contacting FCRD’s Investor Relations Department at FEAC.IR@firsteagle.com.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, CCAP, FCRD, and their respective directors and executive officers, other members of their management and employees may be deemed to be participants in the solicitation of proxies in connection with the Proposals. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the FCRD stockholders in connection with the Proposal, and their direct or indirect interests, by security holdings or otherwise, is set forth in the Registration Statement and the Preliminary Proxy Statement/Prospectus filed with the SEC. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the FCRD stockholders in connection with the Proposal, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the Definitive Proxy Statement/Prospectus when such document becomes available. To the extent holdings of securities by any of CCAP’s or FCRD’s directors or executive officers have changed since the amounts disclosed in the Registration Statement, the Preliminary Proxy Statement/Prospectus or the Definitive Proxy Statement/Prospectus, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed by such directors or executive officers, as the case may be, with the SEC. These documents may be obtained free of charge from the sources indicated above.

No Offer or Solicitation

The information in this communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the Proposals or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

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